[Wachtell, Lipton, Rosen & Katz Letterhead]

October 17, 2014

VIA E-MAIL AND EDGAR
Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Dollar Tree, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 25, 2014
File No. 333-198015

Dear Ms. Ransom:

On behalf of Dollar Tree, Inc. (the “Company” or “Dollar Tree”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s amended registration statement on Form S-4 filed with the Commission on September 25, 2014 (the “First Amended Registration Statement”) contained in your letter dated October 10, 2014 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 2”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 2 marked to show the changes made to the First Amended Registration Statement as filed on September 25, 2014.

Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

The Merger, page 64

Background of the Merger, page 65

1.                                      We note references to the August 13th meeting on pages 83 and 84.  Please revise this section to describe the matters discussed in this meeting.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on page 82  in response to this comment.

Recommendation of the Family Dollar Board of Directors; Family Dollar’s Reasons for the Merger, page 95

2.                                      We note the response to prior comment 3 in our comment letter dated October 2, 2014 to the Schedule 14D-9 and we continue to object to your use of the term “misleadingly.” Please revise to remove such disclosure from this registration statement.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on page 98  in response to this comment.

3.                                      We note the response to prior comment 5 in our comment letter dated October 2, 2014 to the Schedule 14D-9 and we are unable to agree that the response has provided support for the statement that the Offer may take a year or longer to close.  Please revise to remove such disclosure on page 97 of this registration statement.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on pages 98 and 99 in response to this comment.

4.                                      We note the response to prior comment 6 in our comment letter dated October 2, 2014 to the Schedule 14D-9 and we are unable to agree that the response has provided support for the statement that “...Dollar General refuses to make a commitment on divestitures that is consistent with Dollar General’s purported view on antitrust risk.” We again cite to the three bullet points in our prior comment 6 that indicate Dollar General has in fact made a commitment on divestitures.  Please revise to remove such disclosure on page 98 of this registration statement.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on page 100 in response to this comment.

5.                                      We note the response to prior comment 8 in our comment letter dated October 2, 2014 to the Schedule 14D-9 and we are unable to agree that the response has provided support for the statement that “Dollar General intentionally delayed its antitrust approval process by unnecessarily waiting to file with the FTC...”.  While you may include in your disclosure the facts provided in your response, we do not believe you have provided adequate support to state Dollar General’s state of mind on this matter.  Please revise to remove the referenced such disclosure on page 98 of this registration statement.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on page 100 in response to this comment.

6.                                      We note the response to prior comment 7 in our comment letter dated October 2, 2014 to the Schedule 14D-9 and we reissue the comment.  Please revise to remove such statement on page 99 of this registration statement.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on page 100  in response to this comment.

7.                                      Please tell us how you have determined that potential strategic acquirors have “committed to a strategy of opening additional stores rather than growing through acquisitions.” In this regard, we note your revised disclosure in the penultimate bullet point on page 101.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on page 103 in response to this comment.

The Merger Agreement, page 127

Explanatory Note Regarding the Merger Agreement, page 127

8.                                      We note your revised disclosure that “merger agreement contains representations and warranties by Family Dollar, on the one hand, and by Dollar Tree and merger sub, on the other hand, which were made solely for the benefit of the other party for purposes of that agreement and not for the purpose of providing information regarding Family Dollar or Dollar Tree to be relied upon by shareholders of Family Dollar.” Please revise to remove any inappropriate limitation on investors’ ability to rely on disclosure contained in the agreements filed with the registration statement.

RESPONSE:

The Company respectfully advises the Staff that it has revised the disclosure on page 135 in response to this comment.

We hope that the foregoing, and the revisions to the First Amended Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1333 or by email at TSNorwitz@wlrk.com, or my colleague Brandon C. Price at (212) 403-1367 or by email at BCPrice@wlrk.com.

Sincerely,

/s/ Trevor S. Norwitz
Trevor S. Norwitz

cc:                                Via E-mail

Jennifer López, United States Securities and Exchange Commission

William A. Old, Jr., Dollar Tree, Inc.

Daniel A. Neff, Wachtell, Lipton, Rosen & Katz

James C. Snyder, Jr., Family Dollar Stores, Inc.

Ethan A. Klingsberg, Cleary Gottlieb Steen & Hamilton LLP

Paul M. Tiger, Cleary Gottlieb Steen & Hamilton LLP